Algonquin Power & Utilities Corp. announces dates for 2015 fourth quarter and year-end financial results release and conference call

OAKVILLE, Ontario - February 22, 2016 - Algonquin Power & Utilities Corp. ("APUC") (TSX: AQN) today announced plans to release 2015 fourth quarter and year-end financial results on Thursday, March 10, 2016 after market close. APUC will hold an earnings conference call at 10:00 a.m. eastern time on Friday, March 11, 2016, hosted by Chief Executive Officer, Ian Robertson and Chief Financial Officer, David Bronicheski.
Conference call details are as follows:
Date: Friday, March 11, 2016
Start Time: 10:00 a.m. eastern time
Phone Number: Toll free within North America: 1-800-319-4610 or Local: 416-915-3239
Conference Access: please ask to join the Algonquin Power & Utilities Corp. conference call
For those unable to attend the live call, a digital recording will be available for replay two hours after the call by dialing 1-855-669-9658 or 604-674-8052, access code 00302 from Friday, March 11, 2016 until March 18, 2016.
About Algonquin Power & Utilities Corp.
Algonquin Power & Utilities Corp. is a $4.8 billion North American diversified generation, transmission and distribution utility. The Distribution Group provides rate regulated water, electricity and natural gas utility services to approximately 560,000 customers in the United States. The Generation Group owns a portfolio of North American based contracted wind, solar, hydroelectric and natural gas powered generating facilities representing more than 1,100 MW of installed capacity. The Transmission Group invests in rate regulated electric transmission and natural gas pipeline systems in the United States and Canada. APUC delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its regulated distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A and AQN.PR.D.

Visit APUC at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities

For Further Information:

Ian Tharp
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
Suite 100, 354 Davis Road, Oakville, Ontario, L6J 2X1
Telephone: (905) 465-6770